FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of May, 2014

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-              ]

NATIONAL BANK OF GREECE S.A.

Press Release

Announcement Date & Time of 1st Quarter 2014 Results

National Bank of Greece will announce 1st Quarter 2014 results, for the Bank and the Group, on Wednesday 28 May 2014, at 17:30, Greek time (+2:00 GMT). A conference call for the presentation and discussion of the results is scheduled to follow at 19:00 Greek time the same day.

Athens, 13 May 2014

NATIONAL BANK OF GREECE

Update regarding the resolutions of the Extraordinary General Meeting of common Shareholders of National Bank of Greece

National Bank of Greece announces that the Extraordinary General Meeting of its common shareholders was held today, 10 May 2014 in the Melas Building, Athens. The Extraordinary General Meeting convened with a quorum of 87.80% of the Bank’s paid-up share capital and adopted the following resolution: to increase the share capital of the Bank, through payment in cash by EUR 340,909,091.10, so as to raise funds amounting to EUR 2,500,000,001.40 (including any premium amounts), by issuing 1,136,363,637 new common registered voting shares, with nominal value of EUR 0.30 each. The subscription price was set at EUR 2.20 per share, as it arose from the international book-building process outside Greece to institutional and other eligible investors. The share capital increase shall be carried out through cancellation of the pre-emption rights for existing (common and preference) shareholders. Furthermore, it decided to amend accordingly Article 4 of the Bank’s Articles of Association.

Finally, the General Meeting granted authorities to the Board of Directors of the Bank so as to carry out the actions required for the above share capital increase.

Athens, 10 May 2014

The securities to which this release relates have not been and will not be registered under the United States Securities Act of 1933, as amended (the “Securities Act”) and may not be offered or sold in the United States or to, or for the account or benefit of, U.S. persons, absent registration under the Securities Act or pursuant to an exemption from such registration.

This release contains certain forward-looking statements. These forward-looking statements involve risks and uncertainties that could significantly affect expected results and are based on certain key assumptions. Many factors could cause actual results to differ materially from those projected or implied in any forward-looking statements. Due to these uncertainties and risks, readers are cautioned not to place undue reliance on such forward-looking statements, which speak only as of the date of this announcement. National Bank of Greece S.A disclaims any obligation to update any forward-looking statements contained in this announcement, except as required pursuant to applicable law.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

Date: 13th May, 2014

/s/ Petros Christodoulou

(Registrant)

Petros Christodoulou
Deputy Chief Executive Officer